Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 No. (File No. 333-252801) of AgEagle Aerial Systems Inc., of our reports dated February 4, 2021, relating to the balance sheets as of December 31, 2020 (Successor) and 2019 (Predecessor) and the related statements of comprehensive loss, stockholders’ equity and net parent investment and cash flows for the periods January 6, 2020 (date of inception) to December 31, 2020 (Successor), the year ended December 31, 2019 (Predecessor) and the one month ended January 31, 2020 (Predecessor) of Measure Global Inc., which appear in this Current Report on Form 8-K/A of AgEagle Aerial Systems Inc.

/s/ Morison Cogen LLP

Blue Bell, PA

May 3, 2021